UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2010

Commission file number 001-14540

Deutsche Telekom AG

(Translation of Registrant’s Name into English)

Friedrich-Ebert-Allee 140,
53113 Bonn,
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

Edward Kozel appointed as new CTIO

May 03, 2010

·	New Management Board member starts May 3

·	Edward Kozel has long experience in telecommunications industry

Edward Kozel has been appointed Chief Technology and Innovation Officer (CTIO) and joins the Deutsche Telekom Management Board, effective May 3, 2010. With his appointment the Deutsche Telekom Board of Management is complete again. Edward Kozel replaces previous incumbent Hamid Akhavan, who left Deutsche Telekom in mid-February.

Kozel spent most of his career in the telecommunications industry in leading positions, including being a member of the management board of Cisco. He also served on the supervisory boards of established companies such as Yahoo and Reuters as well as chairing the Supervisory Board of Telepo. He has also worked for other leading firms in the field of technology, including Red Hat, Symbol Technology and TIBCO Software.

Kozel has established himself particularly within the fields of technology and innovation, complimenting these with an entrepreneurial approach. In his twelve years in leading functions at Cisco, five of which he served as CTO, he was responsible for more than 22 technology acquisitions and 25 minority investments.

"Edward Kozel is an established icon in our industry with an outstanding track-record in terms of leadership and expertise," says Rene Obermann, CEO of Deutsche Telekom. "I am delighted that Edward has joined Deutsche Telekom and am convinced that he will make a substantial contribution in implementing our new strategy of ‘fix, transform and innovate’."

The chairman of the DT Supervisory Board Ulrich Lehner: "Edward Kozel has proven himself as a formidable leader who can combine being technologically savvy with strategic thinking and implementation. Particularly his entrepreneurial abilities are impressive and he will give Deutsche Telekom the cutting edge in technological and innovation leadership. I wish Edward Kozel the best of success”.

"I am thrilled to be part of Deutsche Telekom during this exciting phase of its development," says Kozel. "The industry is going through some fast and phenomenal changes, and I am more than convinced that Deutsche Telekom, with its new strategy, is on the right track to take on the opportunities of the future. There is already a sound foundation in place, and I am excited to have been given the opportunity to further develop and focus Deutsche Telekom’s position in the global internet communications market."

Kozel is 54 years old and was born in the U.S.A. He graduated from the University of California, Davis, with a degree in Electrical Engineering. He is married and has three children.

About Deutsche Telekom AG

Deutsche Telekom is one of the world’s leading integrated telecommunications companies with over 151 million mobile customers, over 38 million fixed-network lines and more than 15 million broadband lines. The Group provides products and services for the fixed network, mobile communications, the Internet and IPTV for consumers, and ICT solutions for business customers and corporate customers. Deutsche Telekom is present in over 50 countries and has around 260,000 employees worldwide. The Group generated revenues of EUR 64.6 billion in the 2009 financial year - almost half of it outside Germany. (As of December 31, 2009)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By: /s/ Dr. Guillaume Maisondieu

Name: Dr. Guillaume Maisondieu
Title: Chief Accounting Officer

Date: May 3, 2010